SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.2)*

Atlas Pipeline Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

049392103

(CUSIP Number)

January 27, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the common units (the “Common Units”) of Atlas Pipeline Partners, L.P. (the “Issuer”) beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott Associates”) as of January 27, 2009 and amends and supplements the Schedule 13G originally filed on January 22, 2007, as amended on February 13, 2008 (the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

As of December 1, 2008, Elliott Associates owned 40,000 preferred units of the Issuer that were convertible into the Issuer’s common units. On December 29, 2008, the Issuer redeemed 10,000 preferred units for $10 million in cash. On January 27, 2009, the Issuer redeemed an additional 10,000 preferred units in exchange for approximately $15 million face amount of the Issuer’s 8 1/8% Senior Notes due 2015. In addition, on January 27, 2009, the Issuer amended the terms of the preferred units pursuant to a Second Amended and Restated Certificate of Designations to provide that, among other things, (i) commencing as of January 1, 2009, the holders of the preferred units shall be entitled to cumulative dividends at the per unit rate of twelve percent (12%) per annum of the $1,000 face value of each outstanding preferred unit, (ii) the preferred units can be converted into common units at the option of the holder commencing on April 1, 2009, (iii) that the holder can require the Issuer to redeem the preferred units upon the Issuer’s acquisition of certain affiliated entities or upon the acquisition of the Issuer by certain affiliated entities, (iv) the Issuer will redeem 10,000 preferred units on April 1, 2009, for an amount in cash equal to the liquidation value of the preferred units, and (v) the Issuer will redeem 10,000 preferred units on July 1, 2009, for an amount in cash equal to the liquidation value of the preferred units or an amount in cash equal to one-half of the liquidation value and a number of common units having a value equal to one-half of the liquidation value. The liquidation value of the preferred units is equal to the $1,000 face amount of each unit plus all accrued and unpaid dividends thereon.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Elliott Associates beneficially owns 20,000 preferred units, which will be convertible into the Issuer’s common units commencing on April 1, 2009.

(b)	Percent of class:

0%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

Not applicable.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The securities reported on this Schedule 13G are owned directly by Sunlight Capital Partners, LLC, an indirect subsidiary of Elliott Associates.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 28, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President